CUSIP No. 723443107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

PINNACLE AIRLINES CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

723443107
(CUSIP Number)

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 28, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Wayne King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Meson Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		894,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
894,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
894,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.71%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Meson Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
907,200
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
907, 200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
907, 200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS
Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		13,200
	8	SHARED VOTING POWER
894,000
	9	SOLE DISPOSITIVE POWER
13,200
	10	SHARED DISPOSITIVE POWER
894,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
907,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 3 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on January 31, 2012 (the “Initial 13D”) by certain of the Reporting Persons (defined below) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Pinnacle Airline Corp. (the “Issuer” or the “Company”) and amended on February 16, 2012 (“Amendment No. 1”), March 12, 2012 (“Amendment No. 2”), and April 16, 2012 (“Amendment No. 3”) is hereby amended by this Amendment No. 4 to furnish additional information as set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The principal executive office address of the Issuer is 1689 Nonconnah Blvd, Suite 111, Memphis, Tennessee 38132.

Item 2.                      Identity and Background

Item 2 of Amendment No. 2 is hereby amended at add the following:

As of the date of this Amendment No. 4, Mr. King, Mr. Morris, MCP LP, and MCP LLC can no longer be considered members of a “group” within the meaning of 13d-5 and/or Section 13(d)(3) of the Act and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.

Mr. Gregory Gerst, Gerst Capital Partners, LP and Gerst Capital, LLC previously ceased to be members of a “group” within the meaning of 13d-5 and/or Section 13(d)(3) of the Act and are no longer Reporting Persons.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 of Amendment No. 3 is hereby amended at add the following:

As of date of this Amendment No. 4, Mr. King owns 1 share of Common Stock and has invested approximately $1.00 (including commissions and fees).  The source of these funds was personal funds.

Item 4.                      Purpose of Transaction

Item 4 of Amendment No. 3 is hereby amended at add the following:

As of date of this Amendment No. 4, Mr. King, Mr. Morris, MCP LP, and MCP LLC, can no longer be considered members of a “group” within the meaning of 13d-5 and/or Section 13(d)(3) of the Act and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.

Mr. Gregory Gerst, Gerst Capital Partners, LP and Gerst Capital, LLC previously ceased to be members of a “group” within the meaning of 13d-5 and/or Section 13(d)(3) of the Act and are no longer Reporting Persons.

Item 5.                      Interest in Securities of the Issuer

Item 5 of Amendment No. 3 is hereby amended at add the following:

(a)           As of date of this Amendment No. 4, Mr. King directly owns 1 share of the issued and outstanding Common Stock (approximately 0.00%).

(c)           In the past 60 days, Mr. King sold the following shares of Common Stock in the open market:

Date	Quantity	Total Cost	Price per Share
1/15/2013	(30,000.00)	(1,200.00)	0.0400
1/15/2013	(20,000.00)	(800.00)	0.0400
1/15/2013	(4,500.00)	(180.00)	0.0400
1/16/2013	(50,000.00)	(2,000.00)	0.0400
1/16/2013	(60,000.00)	(2,400.00)	0.0400
1/17/2013	(100,000.00)	(3,850.00)	0.0385
1/17/2013	(52,000.00)	(2,002.00)	0.0385
1/17/2013	(100,000.00)	(3,850.00)	0.0385
1/28/2013	(100,000.00)	(3,500.00)	0.0350
1/28/2013	(99,656.00)	(3,637.44)	0.0365
1/28/2013	(3,000.00)	(109.50)	0.0365
1/28/2013	(105,412.00)	(3,847.54)	0.0365
1/28/2013	(30,910.00)	(1,112.76)	0.0360

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1A	Joint Filing Agreement filed with Initial 13D and incorporated herein by reference.
.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

WAYNE KING	MESON CAPITAL PARTNERS, LP

By: MESON CAPITAL PARTNERS, LLC,
/s/ Wayne King	its General Partner
Individually

/s/ Ryan J. Morris
RYAN J. MORRIS	Managing Member

/s/ Ryan J. Morris	MESON CAPITAL PARTNERS, LLC
Individually

/s/ Ryan J. Morris
Managing Member